UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
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Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of June 2013

Commission File No. 001-33799

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EXCEED COMPANY LTD.
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Unit F, 24/F, China Overseas Building,

139 Hennessy Road, Waichai, Hong Kong.
T: +852 2153 2771

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- ____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Exceed Company Ltd.
By:	/s/ Lin Shuipan ____________________________________
Name: Lin Shuipan
Title: Chairman and Chief Executive Officer

Dated: June 13, 2013

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release dated June 13, 2013
99.2	Notice of Exceed Company Ltd.’s AGM to be held on July 31, 2013
99.3	Exceed Company Ltd.’s AGM agenda